Exhibit 4.1

(Front)

JEPLAN Holdings, Inc. Stock Certificate

Symbol A No. _________

*Stock Certificate

Company Name: JEPLAN Holdings, Inc.

This stock certificate certifies that the named person is a shareholder of the above number of shares.

Date of Company Establishment: May 29, 2023

JEPLAN Holdings, Inc.

Representative Director: Masaki Takao

(Back)

	Name of Shareholder	Date of Registration	Registration Seal		Name of Shareholder	Date of Registration	Registration Seal
1				5
2				6
3				7
4				8